

Mail Stop 4720

August 17, 2016

Steven E. Nell
Chief Financial Officer
Bank of Oklahoma Tower
Boston Avenue at Second Street
Tulsa, Oklahoma 74192

**Re: BOK Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 29, 2016
Form 10-Q for Fiscal Quarter Ended June 30, 2016
Filed July 29, 2016
File No. 001-37811**

Dear Mr. Nell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2016

Note (4) Loans and Allowance for Credit Losses

Credit Quality Indicators, page 78

1. We note the disclosed increases in the levels of classified and criticized asset levels during the first six months of 2016. In order to give the reader an improved

understanding of the trends within your lending portfolio and the potential impacts of increases to specific loan categories, please consider expanding your disclosures, in future filings, to disclose the levels of "special mention," "substandard" and "doubtful" loans by loan type for each period presented. Further, indicate, in future filings, whether all criticized loans identified in the risk grading process are considered potential problem loans and whether all such loans are included within your current and potentially revised disclosures.

<u>Nonaccrual and Past Due Loans, page 95</u>

2. Please revise your disclosures, in future filings, to breakout the "30-89" day category into the "30-59" day and "60-89" day categories.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Marc Thomas at (202) 551-3452 or me at (202) 551-3752 if you have any questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services